SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 245 Park Avenue New York, New York 10167 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
4,916,517
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
4,916,517
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
4,916,517
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4%
14.	TYPE OF REPORTING PERSON 00

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
4,916,517
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
4,916,517
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
4,916,517
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
3,144,231
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
3,144,231
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,144,231
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Paloma International L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
1,772,286
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
1,772,286
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,772,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
S. Donald Sussman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
1,772,286
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
1,772,286
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,772,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14.	TYPE OF REPORTING PERSON IN

This statement is filed with respect to the shares of the common stock, without par value (the "Common Stock"), of Agilysys, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of July 7, 2010 and amends and supplements the Schedule 13D filed on July 1, 2008, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), Michael A. Kaufman, a United States citizen (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership ("Paloma"), and S. Donald Sussman, a United States citizen (“Mr. Sussman,” and collectively, the "Reporting Persons").

The Reporting Persons collectively beneficially own 4,916,517 shares of Common Stock representing 21.4% of the outstanding shares of Common Stock.  MAK Fund individually owns 3,144,231 shares of Common Stock representing 13.7% of the outstanding shares of Common Stock.  Paloma individually owns 1,772,286 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.  This amendment is being filed, among other things, to report the acquisition of additional shares of Common Stock.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since the last Schedule 13D amendment, MAK Fund acquired an aggregate of 233,272 shares of Common Stock for an aggregate purchase price of $1,635,819.09, which was funded from its working capital.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is supplemented by the following:

As of the close of business on July 7, 2010, MAK Fund has purchased in the aggregate 357,088 shares of Common Stock pursuant to the Rule 10b5-1 Purchase Agreement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           The Reporting Persons beneficially own:

The Reporting Persons collectively beneficially own 4,916,517 shares of Common Stock representing 21.4% percent of the outstanding shares of Common Stock.  The ownership calculation has been based on the 23,011,111 shares of Common Stock outstanding as of June 18, 2010 as reported in the Proxy Statement for the Annual Meeting of Shareholders of the Issuer, which was filed by the Issuer with the Securities and Exchange Commission on June 25, 2010.

MAK Fund individually owns 3,144,231 shares of Common Stock representing 13.7% of the  outstanding shares of Common Stock.

Paloma individually owns 1,772,286 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

(b)           MAK Capital, MAK Fund and Mr. Kaufman have shared power to vote or direct the vote of the 3,144,231 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 1,772,286 shares of Common Stock owned by Paloma.

MAK Capital, MAK Fund and Mr. Kaufman have shared power to dispose or direct the disposition of the 3,144,231 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 1,772,286 shares of Common Stock owned by Paloma.

(c)           Since June 28, 2010, MAK Fund acquired an aggregate of 233,272 shares of Common Stock for an aggregate purchase price of $1,635,819.09, which was funded from its working capital.  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons since the last Schedule 13D amendment is attached hereto as Exhibit B.

(d)           Not applicable.

(e)           Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A –Joint Filing Agreement (previously filed)

Exhibit B – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

Exhibit C – Power of Attorney executed May 9, 2006 by S. Donald Sussman (incorporated by reference to Exhibit C to the Reporting Persons’ Schedule 13D/A filed on February 1, 2010).

Exhibit D – Rule10b5-1 Purchase Agreement (incorporated by reference to Exhibit D to the Reporting Persons’ Schedule 13D/A filed on June 29, 2010).

Exhibit E - Voting Trust Agreement (incorporated by reference to Exhibit E to the Reporting Persons’ Schedule 13D/A filed on February 1, 2010)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: July 7, 2010

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL FUND LP
By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

By:	/s/ Michael A. Kaufman
Michael A. Kaufman

PALOMA INTERNATIONAL L.P.
By:	Paloma Partners Company L.L.C., general partner

By:	/s/ Douglas W. Ambrose
Douglas W. Ambrose,
Vice President

S. DONALD SUSSMAN

By:	/s/ Douglas W. Ambrose
Douglas W. Ambrose,
Attorney-in-Fact

EXHIBIT B
TRANSACTIONS DURING THE PAST 60 DAYS

The following transactions were effected by MAK Capital Fund LP during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
06/29/10	Common	45,013A	$7.0084[1]
06/30/10	Common	45,013A	$7.0105[2]
07/01/10	Common	45,013A	$6.6781[3]
07/02/10	Common	22,493A	$7.1916[4]
07/06/10	Common	41,983A	$7.2004[5]
07/07/10	Common	33,757A	$7.1136[6]

The above transactions were effected on the open market.

A  The purchases were made pursuant to the Rule 10b5-1 Purchase Agreement.  These shares were purchased in multiple transactions on the open market.  The Reporting Person undertakes to provide Agilysys, Inc., any security holder of Agilysys, Inc. or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate purchase price within the range set forth herein.

1  Weighted Average Price, prices ranged from $6.90 to 7.10 per share.

2  Weighted Average Price, prices range from $6.70 to $7.19 per share.

3  Weighted Average Price, prices range from $6.36 to $6.92 per share.

4  Weighted Average Price, prices range from $7.07 to $7.24 per share.

5  Weighted Average Price, prices range from $7.09 to $7.20 per share.

6  Weighted Average Price, prices range from $6.99 to $7.24 per share.